SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Transit Management Holding Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

89369Q 10 0
(CUSIP Number)

Jiangtu Zhu
c/o Transit Management Holding Corp.
3176 South Peoria Ct.
Aurora, Colorado  80014
(303) 596-0566

(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

May 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89369Q 10 0

1		NAME OF REPORTING PERSONS Jiangtu Zhu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,720,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,720,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,720,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.13% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 13,720 shares of Series A Convertible Preferred Stock, par value $.10 per share, on an as-converted basis.
(2) Based on 40,200,000 shares of Common Stock outstanding on May 13, 2011 on an as-converted basis.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) and shares of Series A Convertible Preferred Stock, $0.10 par value per share (“Preferred Stock”), which is convertible into shares of Common Stock of Transit Management Holding Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 3176 South Peoria Ct., Aurora, Colorado  80014.

Item 2.	Identity and Background

(a)          This Schedule 13D is being filed by Jiangtu Zhu (the “Reporting Person”).

(b)          The business address of the Reporting Person is c/o Transit Management Holding Corp., 3176 South Peoria Ct., Aurora, Colorado  80014.

(c)           The Reporting Person is a director and the Chairman of the Board of the Issuer.  The business address of the Issuer is 3176 South Peoria Ct., Aurora, Colorado  80014.

(d)          During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of China.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 13,720 shares (the “Shares”) of Preferred Stock in exchange for 13,720 shares (the “China Green Lighting Shares”) of common stock of China Green Lighting Limited, an international business company organized under the laws of the British Virgin Islands (“China Green Lighting”), in connection with the acquisition of China Green Lighting’s outstanding shares by the Issuer through a voluntary share exchange with the shareholders of China Green Lighting (the “Company Shareholders”), pursuant to a Share Exchange Agreement, dated May 13, 2011 (the “Agreement”), by and among the Issuer and its wholly-owned subsidiary, Transit Management, Inc., a Colorado corporation, and a majority stockholder of the Issuer, on the one hand, and China Green Lighting and the Company Shareholders, on the other hand.  The Agreement was filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2011 on a Current Report on Form 8-K (the “Form 8-K”).

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares in exchange for the China Green Lighting Shares under the Agreement for investment purposes and to effect the exchange pursuant to the Agreement as described in Item 3 above.  In connection with the Agreement and as more fully described in the Form 8-K, (i) Ms. Theresa Krystofiak resigned as a director of the Issuer and the Reporting Person and Messrs. Liu Chuanling and Hao Dongyang were appointed to the Issuer’s Board of Directors; (ii) Mr. Chris Zueger will resign as a director effective as of the 10th day following the Issuer’s effective filing of a Schedule 14f-1 with the SEC; (iii) the Issuer intends to effect a planned 1-for 3 reverse stock split of the Issuer’s Common Stock (“Reverse Split”); and (iv) upon the Reverse Split, all of the issued and outstanding shares of Preferred Stock will automatically convert into Common Stock at the conversion rate of 1,000-for-1.  As such, upon the Reverse Split, the Reporting Person will become the beneficial owner of 13,720,000 shares of Common Stock.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 13,720,000 shares of Common Stock, consisting of 13,720 shares of Preferred Stock, which represent approximately 34.13% of the outstanding shares of Common Stock on an as-converted basis.

(b)          The Reporting Person has sole power to vote and sole power to dispose of 13,720,000 shares of Common Stock, consisting of 13,720 shares of Preferred Stock, which represent approximately 34.13% of the outstanding shares of Common Stock on an as-converted basis.

(c)           No transactions in the Issuer’s Preferred Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 13, 2011

/s/ Jiangtu Zhu
Jiangtu Zhu